ISECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Verizon Communications Inc.

NAME OF PERSON RELYING ON EXEMPTION: Association of BellTel Retirees

ADDRESS OF PERSON RELYING ON EXEMPTION: P.O. Box 33, Cold Spring Harbor, NY 11724

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

Senior Exec Asst.
& Staff Manager

Stef Baker

(631) 367-3067

BOARD OF

DIRECTORS

Officers

Thomas M. Steed

Chairman of the Board
(845) 457-9848

Frank J. Bruzek

Chief Financial Officer

(215) 280-0772

Una Kelly

Treasurer

(516) 729-5787

Timothy McManus
Asst. Treasurer

(914) 523-5523

Donald R. Kaufmann

Secretary

(717) 398-2423

Directors

Thomas P. Butler

(646) 213-1802

Laura Whitlock
(720) 988-9690

Board Member

Emeritus

Louis Miano

Board Member

Emeritus

Robert A. Rehm

Board Member

Emeritus

C. William Jones

Board Member

Emerita

Eileen T. Lawrence

Board Member

Emerita

Pamela M. Harrison

April 2025

THIS LETTER IS INTENDED FOR VERIZON SHAREOWNERS ONLY

Please pass this on to anyone who owns Verizon stock. Our Association introduced the Lead-Sheathed Cables proposal (Item 5), described below. If you do not receive your Verizon Proxy Statement by April 20th, contact your broker or call Computershare Trust Company at 1-800-631-2355.

Deadline: Proxy votes must be cast before or during the May 22 Annual Meeting (by mail, phone, or online). You can vote online at www.edocumentview.com/vz.

Exception: If you hold shares in a current or former Verizon savings plan, your vote must be received before the close of business on May 19.

To attend the online meeting and submit questions, you must have a control number. “If you hold shares in a current or former Verizon savings plan, your control number can be found on the proxy card” or the Notice of Internet Availability email you received. If you hold shares through a bank, broker or other institution, you must register the control number on your proxy card in one of the two ways described in the Proxy (see page 69).

DEAR FELLOW ASSOCIATION MEMBER: We urge you to vote FOR Item 5 and AGAINST Item 2 on Verizon’s proxy card for the upcoming Annual Meeting on May 22 at 10 a.m. (EDT) which will be held online only.

Item 5: Vote FOR a Report on the Hazards of Verizon’s Lead-Sheathed Cables

The Wall Street Journal published a series of articles in 2023 detailing how, over many years, telecommunications companies “have left behind a sprawling network of cables covered in toxic lead that stretches across the U.S., under the water, in the soil and on poles overhead.” As the lead degrades “it is ending up in places where Americans live, work and play.”

The Journal explained that the old AT&T had used lead to sheathe its cables up to the 1960s, when the industry began using plastic sheathing and then fiber optic cables. However, lead-sheathed cables remained in place. These disclosures sparked public health and environmental concerns as to employees who worked with these cables and as to communities where lead can contaminate soil and water.

Verizon initially responded by saying that “[w]e take the matter seriously,” that lead-sheathed cables are “a small percentage” of its copper network, and that the likelihood of lead exposure was “low.” Verizon said that it would investigate the sites named by the Journal and then “work with our industry and others to address concerns and issues.”

Verizon reported favorable results as to the sites mentioned in the Journal report. However, in January, 2024 the Journal reported that the Environmental Protection Agency had written to Verizon and AT&T after finding more than 100 soil and sediment samples with lead levels “above the regulator’s safety guideline for children at some phone lead cable sites” in what the EPA termed a “high priority” probe. No further details have emerged.

And that is where things appear to stand today. Nearly two years after the story broke, Verizon has said virtually nothing, and information is scarce on the ground.

This issue is too important to slip from public view. When a public health issue emerges, it is best handled swiftly, particularly when dealing with the hazards of lead exposure, be it from gasoline, paint, a city’s water supply – and now, telephone cables.

What shareholders need from Verizon is information. Our proposal seeks an independent study and report on whether Verizon has assessed all potential sources of liability related to lead-sheathed cables, including a comprehensive mapping of the locations impacted, and conclusions on the potential cost of remediation, along with the most responsible and cost-effective way to prioritize site remediations.

Item 2: Vote AGAINST “Advisory Vote to Approve Executive Compensation”

We also urge you to use your “say on pay” power to vote AGAINST the “Advisory Vote to Approve Executive Compensation” (Item 2). Verizon’s senior executive compensation continues to be excessive and misaligned with shareholder interests in a robust return on investment. Verizon’s underperformance has become chronic. Verizon’s share price is down 24% over the past five years; and down 10.6% over the past ten years.

Although the company’s Board has adopted – or pushed by shareholder votes to adopt – many of the governance reforms proposed by your Association (see https://shorturl.at/bRVMb), management now resists additional important changes. For example, this year Verizon excluded from the Proxy a proposal that I introduced, as a stockholder, requesting a vote on whether the Board should “adopt a policy that senior executives retain a significant portion of equity obtained through the Company’s equity compensation plans . . . for two years after their termination from the Company, whether through retirement or otherwise.” The Board opposed a shareholder vote with the claim that requiring executives to have more skin in the game amounts to “micromanaging” the company!

Another example: Years ago Verizon’s Board weakened its senior executive compensation Clawback Policy to limit recoveries to executives who engage in “willful misconduct . . . that results in significant reputational or financial harm to Verizon.” We are concerned that a “willful misconduct” standard is too vague and will not enable the Board to address situations where a senior executive turns a blind eye to practices that result in significant damage to the Company. Verizon’s record underscores the need for a stronger policy. We and other shareholders have called upon the company to increase executive accountability in the pay area, but so far the company has not done so.

Please Vote Your Proxy Card FOR Item 5 and AGAINST Item 2.

Sincerely yours,

Thomas Steed
Chairman